VIA EDGAR AND FEDERAL EXPRESS

September 4, 2009

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Re:	First Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Quarterly Period Ended June 30, 2009
File No. 001-31610

Dear Mr. West:

This letter is submitted by First Banks, Inc. (“First Banks” or the “Company”) in response to the comments contained in your letter (the “Comment Letter”), dated August 25, 2009, regarding the above-referenced filings.

Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Form 10-Q filed for the period ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan and Allowance for Loan Losses, page 43

1.
We note the continued deterioration in the credit quality of your loan portfolio during the fiscal 2007 and 2008 periods and into fiscal 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during these timeframes. We note that the largest increase in both delinquent and nonperforming loans has come from the “real estate construction and development” and in the “1-4 family residential loans” categories. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:

Mr. Hugh West
September 4, 2009

•	Discuss the processes taken by management in identifying potential problem loans;

•	Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;

•	Discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);

•	Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and

•	Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

The Company’s future filings, beginning with the Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2009, will be revised to disclose the following within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

•	The processes taken by management in identifying potential problem loans;

•	The steps taken in identifying the nature and type of underlying collateral supporting these loans;

•	How management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);

•	How shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. the timeframe followed); and

•	The timing of when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

A draft of the Company’s proposed revisions to address the above items is as follows:

“The Company’s credit risk management policies and procedures focus on identifying potential problem loans. Potential problem loans may be identified by the assigned lender, the credit administration department or the internal credit review department. Specifically, the originating loan officers have primary responsibility for monitoring and overseeing their respective credit relationships, including, but not limited to: (a) periodic reviews of financial statements; (b) periodic site visits to inspect and evaluate loan collateral; (c) ongoing communication with primary borrower representatives; and (d) appropriately monitoring and adjusting the risk rating of the respective credit relationships should ongoing conditions or circumstances associated with the relationship warrant such adjustments. In addition, in the current severely weakened economic environment, our credit administration department and our internal credit review department are reviewing all loans with credit exposure over certain thresholds in loan portfolio segments in which we, or other financial institutions, have experienced significant loan charge-offs, such as real estate construction and development and one-to-four family residential real estate loans, and on loan portfolio segments that appear to be most likely to generate additional loan charge-offs in the future, such as commercial real estate. We include adversely rated credits, including potential problem loans, on our monthly loan watch list.  Loans on our watch list require regular detailed loan status reports prepared by the responsible officer which are discussed in formal meetings with internal credit review and credit administration staff members that are generally conducted on a quarterly basis.

Mr. Hugh West
September 4, 2009

Each loan is assigned an FDIC collateral code at the time of origination which provides management with information regarding the nature and type of the underlying collateral supporting all individual loans, including potential problem loans. Upon identification of a potential problem loan, management makes a determination of the value of the underlying collateral via a third party appraisal and/or an assessment of value from our internal appraisal review department. The estimated value of the underlying collateral is a significant factor in the risk rating and allowance for loan losses allocation assigned to potential problem loans.

Potential problem loans are regularly evaluated for impaired loan status by lenders, the credit administration department and the internal credit review department. When management makes the determination that a loan should be considered impaired, an initial specific reserve is allocated to the impaired loan, if necessary, until the loan is charged down to the appraised value of the underlying collateral, typically within 60 to 90 days of becoming impaired. In the current economic environment, management typically utilizes appraisals performed no earlier than 180 days prior to the charge-off, and in most cases, appraisals utilized are dated within 60 days of the charge-off. As such, management typically addresses collateral shortfalls through charge-offs as opposed to recording specific reserves. Once a loan is charged down to the appraised value of the underlying collateral, management regularly monitors the carrying value of the loan for any additional deterioration and records additional reserves or charge-offs as necessary. As a general guideline, management orders new appraisals on any impaired loan or other real estate property in which the most recent appraisal is more than 18 months old; however, management also orders new appraisals on impaired loans or other real estate properties in the event circumstances, such as a rapid change in market conditions in a particular region, change.”

2.
We note the allowance for loan losses as a percentage of nonperforming loans has continued to decrease in each fiscal period since 2006 and increasing only slightly through the interim period ending June 30, 2009. Given the continued significant increase in the level of both delinquent and nonperforming loans and based on the level of potential problem loans in your portfolio, revise your disclosures to bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses.

While the level of the Company’s nonperforming loans (NPLs) influences the overall level of the allowance for loan losses (ALLL), the Company generally looks more at the relationship of the ALLL to total loans in evaluating the overall reasonableness of the ALLL based on the Company’s policies and procedures regarding recognition of impairment on NPLs through charge-offs rather than specific ALLL allocations. We advise you of the following with respect to our allowance for loan losses:

Mr. Hugh West
September 4, 2009

The Company’s ALLL, as a percentage of loans, net of unearned discount, and ALLL as a percentage of NPLs has been the following for the interim periods from December 31, 2006 through June 30, 2009:

Period Ended	ALLL	ALLL / Loans	ALLL / NPLs
December 31, 2006	$145,729	1.90%	299.05%
March 31, 2007	142,148	1.79%	227.37%
June 30, 2007	142,922	1.79%	225.19%
September 30, 2007	140,165	1.72%	147.86%
December 31, 2007	168,391	1.89%	83.27%
March 31, 2008	185,184	2.05%	78.20%
June 30, 2008	200,957	2.22%	54.77%
September 30, 2008	211,026	2.38%	51.46%
December 31, 2008	220,214	2.56%	49.77%
March 31, 2009	256,551	3.05%	53.93%
June 30, 2009	287,317	3.51%	58.12%

As evidenced in the above table, the Company’s ALLL as a percentage of loans, net of unearned discount, has increased substantially from 1.90% at December 31, 2006 to 3.51% at June 30, 2009. During the same time period, the ALLL as a percentage of NPLs has decreased from 299.05% at December 31, 2006 to 58.12% at June 30, 2009.

As more fully described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, there has been a continued increase in the levels of delinquent, nonperforming and potential problem loans beginning in 2007 and continuing through June 30, 2009. The Company’s ALLL and ALLL as a percentage of loans, net of unearned discount, have also increased substantially over this time period. The increase in the ALLL and the ALLL as a percentage of loans, net of unearned discount, is primarily attributable to the following:

•
The downward migration of performing loans to more severe risk ratings that carry a higher reserve allocation, including the risk rating for potential problem loans.  The Company has adjusted the risk ratings on loans across all commercial loan types, resulting in higher ALLL allocations. Specifically, substantially all real estate construction and development loans have migrated downward in risk ratings resulting in increased ALLL allocations as a result of the Company’s charge-off levels within this portfolio segment and declining real estate values throughout the Company’s primary markets;

•
The increase in the Company’s NPLs. The Company’s NPLs have significantly increased resulting in a higher ALLL allocation being applied to these loans. See further discussion on the ALLL allocation for these loans below; and

Mr. Hugh West
September 4, 2009

•
An increase in the ALLL allocation related to the Company’s qualitative and environmental factors resulting from continued asset quality deterioration, declining real estate values, current economic conditions and other factors.

During the same time period, the Company’s ALLL as a percentage of NPLs has declined. As more fully described in the Company’s response to comment #1 above, the Company records charge-offs on impaired loans typically within 60 to 90 days of the credit relationship reaching NPL status. The Company measures impairment and the resulting charge-off amount based primarily on third party appraisals, also as more fully described in the Company’s response to comment #1 above.  As such, rather than carrying specific reserves on  NPLs, which would have the effect of increasing the ALLL as a percentage of NPLs, the Company recognizes a loan loss through a charge to the ALLL once the credit relationship reaches NPL status, which has the effect of reducing the ALLL as a percentage of NPLs.

The Company’s future filings will be revised to more fully bridge the gap between recent credit experience and changes in the overall credit environment with the increase in the ALLL, as further described above.

3.
You disclose on page 49, that as of June 30, 2009 and December 31, 2008, $433.1 million and $224.1 million, respectively, of loans not included within the nonperforming assets table were identified by management as having potential credit problems, or problem loans. In order to provide the reader with a clear understanding of the potentially problem loans within your portfolio, please revise your future filings to disclose in tabular format the loan type and geographic location of these loans. You should supplement this table with a narrative description detailing the information included within this table.

The Company’s future filings will be revised to disclose, in tabular format, the loan type and geographic location of loans that have been identified by management as having potential credit problems, or problem loans, and which are not included within the nonperforming assets table.  Additionally, the Company will supplement this table with a narrative description detailing the information included within this table.

Item 1.  Financial Statements

Notes to Consolidated Financial Statements

General

4.
Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

The Company’s future filings will be revised to provide the disclosures required by paragraph 20(a) of SFAS 114 regarding the Company’s recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 and the total allowance for credit losses related to those impaired loans.  In addition, the Company acknowledges that such disclosures are required as of each balance sheet date, including quarterly periods.

Mr. Hugh West
September 4, 2009

Note 3 – Goodwill and Other Intangible Assets, page 9

5.
We note that in conjunction with your annual impairment analysis in the fourth quarter of fiscal 2008, the Company concluded that the carrying value of its single reporting unit exceeded its fair value at December 31, 2008. Additional testing was performed, with the assistance of an independent valuation firm, and that management concluded that there was no goodwill impairment as of December 31, 2008. Given the continued deterioration in the loan portfolio during fiscal 2009, which has negatively impacted net interest income, resulting in significant increases in both the loan loss provision and in loan charge-offs, higher operating expenses associated with OREO properties and in net losses, it would appear that additional goodwill impairment testing was warranted during the interim period of fiscal 2009. Please address the following:

•	tell us how you considered the guidance in paragraph 28 of SFAS 142 in determining whether to perform an interim period goodwill impairment analysis;

•	tell us if you performed interim impairment testing subsequent to year-end;

•	specifically discuss in MD&A (and quantify amounts as necessary) the critical assumptions used in your goodwill impairment testing; and

•	provide a sensitivity discussion around those assumptions and explain how the sensitivity would have impacted the results of your testing.

The Company considered the guidance in paragraph 28 of SFAS 142, specifically “a specific adverse change in legal factors or in the business climate,” when determining whether to perform an interim period goodwill impairment analysis. Based on adverse changes in the Company’s business climate resulting from continued deterioration in the loan portfolio and other factors, the Company performed an interim period goodwill impairment analysis as of June 30, 2009. The critical assumptions used in the Company’s interim period goodwill impairment testing were as follows:

•
Determination of the fair value of the Company’s single reporting unit. Because the Company does not have any publicly traded common stock, the Company does not have a market capitalization which is a good indicator of fair value. As such, the Company computed an average of the price to tangible book value of other peer financial institutions and applied this percentage to the tangible book value of the Company. The peer financial institutions identified were Midwest publicly-traded financial institutions with asset and earnings levels similar to the Company’s asset and earnings levels.

•
Determination of the fair value of the Company’s loan portfolio. The fair value was determined utilizing discounted cash flow calculations, including assumptions for prepayment estimates over the loan portfolio’s remaining life, considerations for the interest rate environment compared to the weighted average rate of the loan portfolio, a credit risk component based on the historical and expected performance of the loan portfolio and a liquidity adjustment related to the current market environment.

Mr. Hugh West
September 4, 2009

•
Determination of the fair value of the Company’s deposits, including the core deposit intangible. The fair value of demand deposits was considered equal to the carrying amount. The fair value of time deposits was estimated utilizing a discounted cash flow calculation that applied interest rates currently being offered on similar deposits to a schedule of aggregated monthly maturities of time deposits. The core deposit intangible was determined based on factors such as estimated deposit runoff, cost of the deposit base, interest costs, net maintenance costs, the cost of alternative funds and a calculation of savings resulting from the deposit base.

•
Determination of the fair value of investments, other borrowings, subordinated debentures and other assets and liabilities. The fair value was based on quoted market prices where available. If quoted market prices were not available, the fair value was based on quoted market prices of comparable instruments.

In addition to the critical assumptions utilized in the Company’s interim period goodwill impairment testing, the Company also considered other factors, including various pending and potential future transactions that will impact the carrying value of goodwill. As more fully described in the Current Report on Form 8-K filed on August 10, 2009, the Company announced the signing of a Purchase and Assumption Agreement providing for the sale of certain assets and transfer of certain liabilities of its Texas franchise to another financial institution. In addition, the Company announced other capital initiatives in a press release the same day which include possible sales of other Company assets, including business segments, and transfer of other Company liabilities, including deposits. A number of these transactions are expected to occur during the fourth quarter of 2009 and will impact the carrying value of goodwill as the Company is required to allocate goodwill to the assets and/or business segments being sold. In addition, other factors could impact the results of future goodwill impairment testing including a decline in the estimated fair value of the Company’s single reporting unit or fluctuations in the fair value of the assets and liabilities of the Company’s single reporting unit. These fluctuations could result from changes in economic conditions, changes in interest rates, changes in asset quality and other factors.

The Company’s future filings will be revised to more fully describe the critical assumptions used in goodwill impairment testing as well as a sensitivity discussion around these assumptions and how the sensitivity would have impacted the results of the Company’s testing.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Hugh West
September 4, 2009

We appreciate your comments regarding the Company’s applicable disclosure requirements and we hope that you will find the information contained in this letter to be fully responsive to the Comment Letter.  We look forward to your response and appreciate your assistance regarding the Company’s compliance with its applicable disclosure requirements.    Should you have any questions with respect to the foregoing or need further information, please contact Terry McCarthy, President and Chief Executive Officer, at (314) 854-5401 or me at (314) 592-6603.

Very truly yours,

/s/ Lisa K. Vansickle
Lisa K. Vansickle
Senior Vice President and Chief Financial Officer